                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MAY 2009

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8
Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: May 07, 2009

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                           EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Fiona Darmon
CCGK Investor Relations
info@gkir.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

                   EZCHIP ANNOUNCES FIRST QUARTER 2009 RESULTS
                           AND SECOND QUARTER OUTLOOK

     YOKNEAM, ISRAEL, May 7, 2009 - EZchip Semiconductor Ltd. (NASDAQ: EZCH)
(formerly LanOptics Ltd.), a provider of network processors, today announced its results for the first quarter ended March 31, 2009 and outlook for the second quarter.

     FIRST QUARTER 2009 HIGHLIGHTS:

     o    First quarter revenues increased 42% year-over-year and 3%
          sequentially, reaching $9.8 million

     o    Gross margin for the quarter reached 66.5% on GAAP basis and 72.2% on non-GAAP basis

     o    Net income for the quarter of $1.4 million on GAAP basis and $3.3 million on non-GAAP basis

     o    Operating cash flow for the quarter was $2.3M reaching a cash position of $50.4 million at the end of March 2009

     SECOND QUARTER 2009 OUTLOOK:

     EZchip's principal customer, which accounts for more than half of EZchip's total revenues, has notified EZchip of intention to consume existing inventory in the second quarter of 2009 thereby substantially reducing its purchases of processors from EZchip. This is expected to have a material adverse effect on
EZchip's revenue level in the second quarter, resulting in a substantial year-over-year quarterly decline. EZchip believes that sales by this customer of products incorporating EZchip's processors will continue to grow. This customer is expected to resume its purchases of processors scheduled for delivery in June
2009, and is forecasting that in the third quarter of 2009, purchases of processors will return to previously seen levels.

     FIRST QUARTER 2009 RESULTS:

     TOTAL REVENUES in the first quarter of 2009 were $9.8 million, an increase of 42% compared to $7.0 million in the first quarter of 2008, and an increase of
3% compared to $9.6 million in the fourth quarter of 2008.

     NET INCOME ON A GAAP basis for the first quarter of 2009 was $1.4 million, or $0.05 per share (diluted), compared to a net loss of $6.3 million, or $0.28 per share, in the first quarter of 2008, and net income of $1.0 million, or
$0.04 per share (diluted), in the fourth quarter of 2008.

     NET INCOME ON A NON-GAAP BASIS for the first quarter of 2009 was $3.3 million, or $0.13 per share (diluted), compared with non-GAAP net income of $0.5 million, or $0.02 per share (diluted), in the first quarter of 2008, and non-GAAP net income of $2.6 million, or $0.10 per share (diluted), in the fourth quarter of 2008.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of March 31, 2009,
totaled $50.4 million compared to $48.1 million as of December 31, 2008.

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

     Eli Fruchter, CEO of EZchip Semiconductor commented, "In the first quarter of 2009 we increased revenues and attained strong growth in all financial parameters, reaching operating income margins of 31% and net income margins of
34% (non-GAAP). During the first quarter our customers for both versions of our
NP-3 processor started to ship in production quantities and we expect volumes to ramp up in the coming quarters. During the first quarter we also signed an agreement appointing Marvell as the sole ASIC vendor for our NP-4 processors. As for customer wins, we have continued our design win momentum, signing up more customers for the NP-4 and won several tier-1 Passive Optical Network (PON)
players that intend to use our NPA processors for their next generation PON products."

     "Looking ahead, the use of video on the net continues to grow which will drive the growth in the CESR market. We therefore believe that the revenue decline that we expect for Q2 is a singular event and should not affect our long term growth and prospects." concluded Mr. Fruchter.

     CONFERENCE CALL

     The Company will be hosting a conference call today, May 7, 2009, at
10:00am ET, 07:00am PT, 03:00pm UK time and 05:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the corporate website,
http://www.ezchip.com, at least 10 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 15 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

          US Dial-in Number: 1-888-723-3163

          UK Dial-in Number: 0-800-917-4613

          International Dial-in Number (Israel): +972-3-918-0650

          Israel Dial-in Number: 03-918-0650

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

     USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with
United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip
Semiconductor believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with
SFAS 123R, amortization of intangible assets, in-process research and development charge and minority interest in loss of EZchip Technologies.
Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.
Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

     ABOUT EZCHIP

     EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.
Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at
http://www.ezchip.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE
STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS
AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS,
OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND
SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY
PREDICTIONS BASED ON EZCHIP'S CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE
EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE EZCHIP'S ACTUAL RESULTS,
LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE
RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY
THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO,
THE IMPACT OF GENERAL ECONOMIC CONDITIONS, COMPETITIVE PRODUCTS, PRODUCT DEMAND
AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY
STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF
HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN EZCHIP'S FILINGS WITH THE
SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO EZCHIP'S
SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F
FILED ON MARCH 30, 2009 AND ITS CURRENT REPORTS ON FORM 6-K. EZCHIP UNDERTAKES
NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT
OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS
MAY BE REQUIRED BY LAW.

                          -- FINANCIAL TABLES FOLLOW --

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                         THREE MONTHS ENDED
                                                           ----------------------------------------------
                                                             MARCH 31,      DECEMBER 31,       MARCH 31,
                                                               2009             2008             2008
                                                           ------------     ------------     ------------

Revenues                                                   $      9,848     $      9,585     $      6,950
Cost of revenues                                                  2,806            3,049            3,141
Amortization of purchased technology                                496              497              611
                                                           ------------     ------------     ------------
Gross profit                                                      6,546            6,039            3,198

Operating expenses:
Research and development, net                                     3,284            3,438            2,958
In-process research and development charge                            -                -            5,125
Selling, general and administrative                               2,138            1,967            1,715
                                                           ------------     ------------     ------------
Total operating expenses                                          5,422            5,405            9,798
                                                           ------------     ------------     ------------
Operating income (loss)                                           1,124              634           (6,600)
Financial income, net                                               276              403              291
                                                           ------------     ------------     ------------
Income (loss) before minority interest                            1,400            1,037           (6,309)
                                                           ------------     ------------     ------------
Minority interest in loss of EZchip Technologies                      9                -               13
                                                           ------------     ------------     ------------
Net income (loss)                                          $      1,409     $      1,037     $     (6,296)
                                                           ============     ============     ============

Net income (loss) per share:
Basic                                                      $       0.06     $       0.04     $      (0.28)
Diluted                                                    $       0.05     $       0.04     $      (0.28)

Weighted average shares used in per share calculation:

Basic                                                        23,344,126       23,338,713       22,112,432
Diluted                                                      23,358,681       23,342,501       22,112,432
                                                           ------------     ------------     ------------

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                           EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                    THREE MONTHS ENDED
                                                     --------------------------------------------------
                                                       MARCH 31,         DECEMBER 31,        MARCH 31,
                                                         2009               2008               2008
                                                     ------------       ------------       ------------

GAAP GROSS PROFIT                                    $      6,546       $      6,039       $      3,198
Stock-based compensation                                       42                 32                 20
Amortization of purchased intangible assets                   521                562                963
                                                     ------------       ------------       ------------
NON-GAAP GROSS PROFIT                                $      7,109       $      6,633       $      4,181
                                                     ------------       ------------       ------------

GAAP gross profit as percentage of revenues                  66.5%              63.0%              46.0%
                                                     ------------       ------------       ------------
Non-GAAP gross profit as percentage of revenues              72.2%              69.2%              60.2%
                                                     ------------       ------------       ------------

GAAP OPERATING EXPENSES                              $      5,422       $      5,405       $      9,798
Stock-based compensation:
Research and development                                     (692)              (434)              (306)
Selling, general and administrative                          (483)              (454)              (234)
Amortization of purchased intangible assets:
In-process research and development charge                      -                  -             (5,125)
Selling, general and administrative                          (210)              (119)              (118)
                                                     ------------       ------------       ------------
NON-GAAP OPERATING EXPENSE                           $      4,037       $      4,398       $      4,015
                                                     ------------       ------------       ------------

GAAP OPERATING INCOME/(LOSS)                         $      1,124       $        634       $     (6,600)
                                                     ------------       ------------       ------------
NON-GAAP OPERATING INCOME                            $      3,072       $      2,235       $        166
                                                     ------------       ------------       ------------

GAAP NET INCOME/(LOSS)                               $      1,409       $      1,037       $     (6,296)
Stock-based compensation                                    1,217                920                560
Amortization of purchased intangible assets                   731                681              1,081
In-process research and development charge                      -                  -              5,125
Minority interest in loss of EZchip Technologies               (9)                 -                (13)
                                                     ------------       ------------       ------------
NON-GAAP NET INCOME                                  $      3,348       $      2,638       $        457
                                                     ------------       ------------       ------------

Non-GAAP net income per share - Diluted              $       0.13       $       0.10       $       0.02
Non-GAAP weighted average shares - Diluted*            23,465,246         23,358,251         22,169,404

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with SFAS 123R.

--------------------------------------------------------------------------------
                           EZchip Semiconductor Ltd.
                           1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                           Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                           Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------------------------------

                            EZCHIP SEMICONDUCTOR LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                     MARCH 31,     DECEMBER 31,
                                                       2009           2008
                                                     ---------      ---------
                                                    (UNAUDITED)     (AUDITED)

ASSETS
CURRENT ASSETS:

Cash, cash equivalents and marketable securities     $  50,377      $  48,115
Trade receivables, net                                   5,889          5,040
Other receivables                                        1,405            623
Inventories                                              3,976          3,884
                                                     ---------      ---------
Total current assets                                    61,647         57,662

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net               25             50
Severance pay fund                                       3,007          3,148
                                                     ---------      ---------
Total long-term investments                              3,032          3,198

PROPERTY AND EQUIPMENT, NET                                284            273

Goodwill                                                96,276         96,276
Intangible assets, net                                   5,988          6,694
                                                     ---------      ---------
TOTAL ASSETS                                         $ 167,227      $ 164,103
                                                     =========      =========

LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Trade payables                                       $   1,428      $     888
Other payables and accrued expenses                      4,830          4,220
                                                     ---------      ---------
Total current liabilities                                6,258          5,108

LONG TERM LIABILITIES:

Accrued severance pay                                    3,826          4,081

EQUITY:
Share capital                                              134            134
Additional paid-in capital                             248,412        247,356
Accumulated other comprehensive loss                    (1,105)          (705)
Accumulated deficit                                    (93,235)       (94,644)
Noncontrolling interest *                                2,937          2,773
                                                     ---------      ---------
Total equity                                           157,143        154,914
                                                     ---------      ---------
TOTAL LIABILITIES AND EQUITY                         $ 167,227      $ 164,103
                                                     =========      =========

* On January 1, 2009 the Company adopted FAS 160 "Noncontrolling interests in
Consolidated Financial Statements, an amendment of ARB No. 51". Accordingly, the line item "Employee stock options in EZchip Technologies" which was classified in prior periods as a mezzanine account was reclassified to equity.